UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Autolus Therapeutics plc

(Name of Issuer)

American Depositary Shares, each representing one ordinary share, nominal value $0.000042 per share

(Title of Class of Securities)

05280R100 **

(CUSIP Number)

John G. Finley

Blackstone Inc.

345 Park Avenue

New York, New York 10154

(212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

There is no CUSIP number assigned to the ordinary shares. CUSIP number 05280R 100 has been assigned to the American Depositary Shares of the Issuer, which are quoted on the Nasdaq Global Select Market under the symbol “AUTL.” Each American Depositary Share represents the right to receive one ordinary share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05280R100

1	NAMES OF REPORTING PERSONS BXLS V – Autobahn L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,750,917*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,750,917*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,750,917*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Includes 3,265,306 shares underlying warrants to purchase ADSs that are exercisable within 60 days.
**	Percentage is calculated in accordance with Rule 13d-3 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

CUSIP No. 05280R100

1	NAMES OF REPORTING PERSONS Blackstone Life Sciences Associates V (CYM) L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,750,917*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,750,917*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,750,917*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Includes 3,265,306 shares underlying warrants to purchase ADSs that are exercisable within 60 days.
**	Percentage is calculated in accordance with Rule 13d-3 of the Exchange Act.

CUSIP No. 05280R100

1	NAMES OF REPORTING PERSONS Blackstone Clarus GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,750,917*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,750,917*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,750,917*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Includes 3,265,306 shares underlying warrants to purchase ADSs that are exercisable within 60 days.
**	Percentage is calculated in accordance with Rule 13d-3 of the Exchange Act.

CUSIP No. 05280R100

1	NAMES OF REPORTING PERSONS Blackstone Holdings I L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,750,917*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,750,917*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,750,917*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Includes 3,265,306 shares underlying warrants to purchase ADSs that are exercisable within 60 days.
**	Percentage is calculated in accordance with Rule 13d-3 of the Exchange Act.

CUSIP No. 05280R100

1	NAMES OF REPORTING PERSONS Blackstone Holdings I/II GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,750,917*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,750,917*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,750,917*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Includes 3,265,306 shares underlying warrants to purchase ADSs that are exercisable within 60 days.
**	Percentage is calculated in accordance with Rule 13d-3 of the Exchange Act.

CUSIP No. 05280R100

1	NAMES OF REPORTING PERSONS Blackstone Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,750,917*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,750,917*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,750,917*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Includes 3,265,306 shares underlying warrants to purchase ADSs that are exercisable within 60 days.
**	Percentage is calculated in accordance with Rule 13d-3 of the Exchange Act.

CUSIP No. 05280R100

1	NAMES OF REPORTING PERSONS Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,750,917*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,750,917*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,750,917*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Includes 3,265,306 shares underlying warrants to purchase ADSs that are exercisable within 60 days.
**	Percentage is calculated in accordance with Rule 13d-3 of the Exchange Act.

CUSIP No. 05280R100

1	NAMES OF REPORTING PERSONS Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,750,917*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,750,917*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,750,917*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Includes 3,265,306 shares underlying warrants to purchase ADSs that are exercisable within 60 days.
**	Percentage is calculated in accordance with Rule 13d-3 of the Exchange Act.

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D relates to the Ordinary Shares, nominal value $0.000042 per share (the “Ordinary Shares”) represented by American Depositary Shares (the “ADSs”), each of which represents one Ordinary Share of Autolus Therapeutics plc, a public limited company organized under the laws of England and Wales (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed on November 16, 2021, as amended by Amendment No. 1 filed on December 13, 2022, (as amended, the “Schedule 13D”). The address of the principal executive office of the Issuer is The MediaWorks, 191 Wood Lane, London W12 7FP, United Kingdom. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D.

This Amendment No. 2 is being filed to update the aggregate percentage of the Issuer’s Ordinary Shares (including in the form of ADSs) beneficially owned by the Reporting Persons due to dilution caused by the Issuer’s issuance of additional Ordinary Shares (including in the form of ADSs) from time to time since the date of the filing of Amendment No. 1 to Schedule 13D and not in connection with a purchase or disposition of any Ordinary Shares or ADSs by the Reporting Person.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended by incorporating herein by reference the information set forth on the updated Schedule I attached hereto.

Item 5. Interest in Securities of the Issuer

Items 5(a) and (b) of the Schedule 13D are each hereby amended and restated in their entirety as follows:

(a) and (b) Calculations of the percentage of the ADSs representing Ordinary Shares beneficially owned are based on 266,036,128 Ordinary Shares outstanding as of May 13, 2024 as reported by the Issuer in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 17, 2024 and takes into account the 3,265,306 Ordinary Shares underlying the warrants beneficially owned by the Reporting Persons that are exercisable within 60 days.

The aggregate number and percentage of the ADSs representing Ordinary Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, BXLS V directly beneficially owns 23,750,917 ADSs representing the same number of Ordinary Shares, which includes 3,265,306 shares underlying warrants to purchase ADSs that are exercisable within 60 days.

Autobahn GP is the general partner of BXLS V. Blackstone Clarus GP L.L.C. is the general partner of Autobahn GP. The sole member of Blackstone Clarus GP L.L.C. is Blackstone Holdings I L.P. The general partner of Blackstone Holdings I L.P. is Blackstone Holdings I/II GP L.L.C. The sole member of Blackstone Holdings I/II GP L.L.C. is Blackstone Inc. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the ADSs representing Ordinary Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and such beneficial ownership is expressly disclaimed (other than by the Reporting Persons, to the extent they directly hold ADSs). The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Exchange Act.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2024

BXLS V – AUTOBAHN L.P.

By: Blackstone Life Sciences Advisors L.L.C., on its behalf

By:	/s/ Julie Constable
Name: Julie Constable
Title: Chief Compliance Officer

BLACKSTONE LIFE SCIENCES ASSOCIATES V (CYM) L.L.C.

By: Blackstone Life Sciences Advisors L.L.C., on its behalf

By:	/s/ Julie Constable
Name: Julie Constable
Title: Chief Compliance Officer

BLACKSTONE CLARUS GP L.L.C.

By:	/s/ Julie Constable
Name: Julie Constable
Title: Chief Compliance Officer

BLACKSTONE HOLDINGS I L.P.

By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE HOLDINGS I/II GP L.L.C.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE INC.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

/s/ Stephen A. Schwarzman
Stephen A. Schwarzman

[Autolus Therapeutics plc – Schedule 13D/A]

SCHEDULE I

Executive Officers and Directors of Blackstone Inc.

The name and principal occupation of each director and executive officer of Blackstone Inc. are set forth below. The address for each person listed below is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154. All executive officers and directors listed are United States citizens.

OFFICERS:

Name	Present Principal Occupation or Employment

Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of Blackstone Inc.

Jonathan D. Gray	President, Chief Operating Officer of Blackstone Inc.

Michael S. Chae	Chief Financial Officer of Blackstone Inc.

John G. Finley	Chief Legal Officer of Blackstone Inc.

Vikrant Sawhney	Chief Administrative Officer of Blackstone Inc.

DIRECTORS:

Name	Present Principal Occupation or Employment

Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of Blackstone Inc.

Jonathan D. Gray	President, Chief Operating Officer of Blackstone Inc.

Kelly A. Ayotte	Former United States Senator from New Hampshire

Joseph P. Baratta	Global Head of Private Equity at Blackstone Inc.

James W. Breyer	Founder and Chief Executive Officer of Breyer Capital

Reginald J. Brown	Partner for the law firm, Kirkland & Ellis

Rochelle B. Lazarus	Chairman Emeritus & Former Chief Executive Officer, Ogilvy & Mather Worldwide

William G. Parrett	Retired CEO of Deloitte Touche Tohmatsu and retired Senior Partner of Deloitte (USA)

Ruth Porat	President and Chief Investment Officer; Chief Financial Officer of Alphabet Inc. and Google Inc.

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any American Depositary Shares of the Issuer.